# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C.  20549

# FORM 8-K
# CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 16, 2006

# NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

| **Delaware** | **001-32389** | **41-2111139** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**10172 Linn Station Road**
**Louisville, Kentucky 40223**
(Address of Principal Executive Offices)

**(502) 426-4800**
(Registrant's Telephone Number, Including Area Code)

**N/A**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01. Entry into a Material Definitive Agreement.**

On August 17, 2006, NTS Realty Holdings Limited Partnership ("NTS Realty") issued a press release to announce that on August 16, 2006, it entered into an agreement to sell Blankenbaker Business Centers I and II, two of its business centers located in Louisville, Kentucky, to an unaffiliated individual.  A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

**Item 9.01. Financial Statements and Exhibits.**

(a)  Financial Statements of Businesses Acquired:  N/A
(b)  Pro Forma Financial Information:  N/A
(c)  Exhibits:

Exhibit No.            Description

99.1            Press release of NTS Realty Holdings Limited
                Partnership, dated August 17, 2006.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**NTS REALTY HOLDINGS LIMITED PARTNERSHIP**

By:     NTS Realty Capital, Inc.
Its:     Managing General Partner


*Gregory A. Wells*

By:   Gregory A. Wells
Its:   Executive Vice President and CFO

Date:   August 17, 2006



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
**Contact: Gregory A. Wells, Executive Vice President and CFO          Date: August 17, 2006**

**FOR IMMEDIATE RELEASE**

**NTS Realty Holdings Limited Partnership Announces Agreement to Sell Blankenbaker Business Centers I and II in Louisville, Kentucky**

**Louisville, KY (August 17, 2006) (AMEX: NLP)** – NTS Realty Holdings Limited Partnership (the "Company") announced today that on August 16, 2006, it entered into an agreement to sell Blankenbaker Business Centers I and II, two of its business centers located in Louisville, Kentucky, to an unaffiliated individual.  Blankenbaker Business Centers I and II have approximately 160,700 and 77,700 net rentable square feet of space, respectively.

Pursuant to the agreement, the Company is scheduled to receive $21.6 million for these properties. The purchaser is entitled to perform due diligence on Blankenbaker Business Centers I and II until September 15, 2006, and, if satisfied, must close on both properties on September 18, 2006.  The Company intends to use the proceeds from the sale to repay a portion of its debt with National City Bank, which was incurred in connection with the purchase of properties in a manner that would qualify as a Section 1031 exchange under the Internal Revenue Code.

**About NTS Realty Holdings Limited Partnership**

The Company currently owns twenty-nine properties, comprised of nine multifamily properties, sixteen office buildings and business centers, three retail properties and one ground lease.  The properties are located in and around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia.  The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

**Safe Harbor Under the Private Securities Litigation Reform Act of 1995**

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate."

**- more -**

These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on April 3, 2006, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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